April 18, 2005

Mr. Steven Jacobs

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 0409

Washington, D.C. 20549

RE:	InsWeb Corporation
Form 10-K for the year ended December 31, 2004
File No. 0-26083

Dear Mr. Jacobs:

We are in receipt of your April 7, 2005 letter commenting on the Liquidity and Capital Resources discussion in the Form 10-K filed by InsWeb Corporation for the fiscal year ended December 31, 2004. Your letter and this response have been reviewed by all persons who are responsible for the adequacy and accuracy of our company’s financial statements.

We appreciate your comments and after reviewing the requirements of Item 303 of Regulation

S-K, as well as the guidance of FR 72, we will, on a going-forward basis, replace the final paragraph of our liquidity and capital resources discussion with a disclosure similar to the following:

“Our operations to date have consumed substantial amounts of cash, cash equivalents and short-term investments ($8.6 million in fiscal 2004 and $9.6 in fiscal 2003) and will continue to require capital in the near future. In order to remain competitive, we must continue to make investments which are essential to our ability to operate, including investments in direct marketing, technology and general administration, including the governance and compliance costs required of a public company. We anticipate that our cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Longer-term, if the enhancements to our auto marketplace, as previously discussed, and the launch of our term life agency are unable to generate revenues sufficient to offset our costs, or if our costs of marketing and operations are greater than we anticipate, we may be unable to grow our business at the rate desired; or we may be required to delay, reduce, or cease certain of our operations, any of which could materially harm our business and financial results. Although we do not anticipate the need for additional financing, we nevertheless may require additional funds to meet operating needs. We cannot be certain that additional financing will be available when required, on favorable terms or at all. If we are not successful in raising additional capital as required, our business could be adversely affected. ”

We will include this disclosure in the upcoming quarterly report on Form 10-Q due to be filed in May 2005.

As requested in your letter, this will also confirm that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the company’s filings; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, feel free to call me

Sincerely,

/s/ William D. Griffin
William D. Griffin
INSWEB CORPORATION (Registrant)
Chief Financial Officer
(Principal Accounting Officer)